July 29, 2019

Carol B. Yancey
Chief Financial Officer
Genuine Parts Company
2999 Wildwood Parkway
Atlanta, Georgia 30339

       Re: Genuine Parts Company
           Form 10-K for the Year Ended December 31, 2018
           Filed February 25, 2019
           File No. 001-05690

Dear Ms. Yancey:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 21

1. We note that your current disclosure about the usefulness of your non-GAAP measures indicates that you believe that the presentation of adjusted net income and adjusted net income per common share is indicative of the company's core operations. Please revise to provide a more substantive discussion of how your non-GAAP measures are useful to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K. Earnings releases on Forms 8-
      K should be similarly revised.
Item 9A. Controls and Procedures
Management's conclusion regarding the effectiveness of disclosure controls and procedures, page 27

2. We note in the first paragraph of this section that you discuss management's evaluation of
 Carol B. Yancey
Genuine Parts Company
July 29, 2019
Page 2
         the the effectiveness of disclosure controls and procedures, however, the conclusion references your internal control over financial reporting instead of disclosing the conclusion of the effectiveness of your disclosure controls and procedures. Please amend the filing to disclose the conclusion of your principal executive and principal financial officers regarding the effectiveness of the company's disclosure controls and procedures as of the end of the period covered by the report. In doing so, please ensure that your certifications reference the Form 10-K/A. and are currently dated. Refer to Item 307 of
         Regulation S-K. Your Form 10-Qs for the quarters ended March 31, 2019 and June 30,
         2019 should be similarly amended.
Financial Statements
Notes to Consolidated Financial Statements
2. Revenue Recognition, page F-13

3. Please disclose the nature and amount of any contract assets and contract liabilities along with the applicable disclosure requirements in ASC 606-10-50-8 through 10.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameCarol B. Yancey                              Sincerely,
Comapany NameGenuine Parts Company
                                                               Division of
Corporation Finance
July 29, 2019 Page 2                                           Office of
Transportation and Leisure
FirstName LastName